Exhibit 99.4

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aurora Cannabis Inc. (the “Company”) on Form 40-F for the period ended June 30, 2019, as amended (the “Report”), I, Glen Ibbott, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 27, 2020

By:	/s/ Glen Ibbott
Glen Ibbott Chief Financial Officer (Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to Aurora Cannabis Inc. and will be retained by Aurora Cannabis Inc. and furnished to the Securities and Exchange Commission or its staff upon request.